FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David H. Watkins, President and Chief Executive Officer of Atna Resources Ltd., certify that:

1. I have reviewed the interim filings of Atna Resources Ltd., for the interim period ending September 30, 2004;

2. Based on my knowledge, this interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b) designed such internal control over financing reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financing reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 10, 2004

/s/ David H. Watkins

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David H. Watkins
President and Chief Executive Officer